

The Otaigbe Group

+1 703 (368) 4000
anthony@otaigbe.com
www.otaigbe.com
9720 Capital Court Suite #100
Manassas, VA 20

Independent Accountant's Review Report

The Board of Directors
Marion Surgical Inc.
8 The Green, STE R
Dover, DE

We have reviewed the accompanying financial statements of Marion Surgical Inc. which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the year ended 2023 , and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Marion Surgical Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

03/01/2024

Marion Surgical Inc.
Balance Sheet
As of December 31st, 2023

	Total
ASSETS	
Current Assets	
Cash	965
Total Cash	**965**
Total Current Assets	**965**
TOTAL ASSETS	**965**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	6,101
Total Long-Term Liabilities	**6,101**
Total Liabilities	**6,101**
Equity	
Retained Earnings	17,269
Net Income	(10,203)
Total Equity	**7,066**
TOTAL LIABILITIES AND EQUITY	**$ 13,167**

Marion Surgical Inc.
Profit and Loss
For the Year Ended December 31st, 2023

	Total
Revenue	
Sales Revenue	0
Total Revenue	**0**
Expenses	
Payroll Expenses	9,059
Rent & Service Charge	1,143
Total Expenses	**10,202**
Net Income (Loss)	**$ (10,202)**

Marion Surgical Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2023

	Common Stock				
	# of Shares	Amount	Additional Paid-in capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2022	5,000	$ -	$ -	$ 17,269	$ 17,269
Issuance of common stock in connection with anti-dilution rights		$ -	$ -	$ -	$ -
Stock-based compensation - vested stock options	0	$ -	$ -	$ -	$ -
Net Income		$ -	$ -	$ -	$ (10,203)
Balance at December 31, 2023	5,000	$ -	$ -	$ 17,269	$ 7,066

Marion Surgical Inc.
Statement of Cash Flows
For the Year Ended December 31st, 2023

	Total
OPERATING ACTIVITIES	
Net Income	(10,203)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Reclass of Intracompany Loan to Notes Payable	22,288
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,288**
Net cash provided by operating activities	**12,085**
FINANCING ACTIVITIES	
Notes Payable	(11,144)
Net cash provided by financing activities	**(11,144)**
Net cash increase for period	**941**
Cash at beginning of period	24
Cash at end of period	$ 965

Notes to the Financial Statements

1. Nature of Operations:

COQUI 3D, INCORPORATED (the "Company") is a Delaware corporation incorporated on August 14th, 2015. The Company specializes in utilizing virtual reality technology to develop surgical simulators aimed at enhancing surgical training practices. Its primary objective is to improve the efficiency and efficacy of surgical training through immersive and realistic simulations. On April 18th, 2018, the Company's name was legally changed to Marion Surgical Inc.

2. Significant Accounting Policies:

The financial statements of Marion Surgical Inc. have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America. The significant accounting policies followed by the Company include:

- Revenue Recognition: The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.
- Property and Equipment: Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives.
- Intangible Assets: Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method.
- Stock-Based Compensation: The Company recognizes stock-based compensation expense for stock options and other equity-based compensation plans based on fair value at the date of grant.

3. Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

4. Revenue Recognition:

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company primarily generates revenue from the sale of its surgical simulators, maintenance contracts, and related services.

5. Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

6. Intangible Assets:

Intangible assets primarily consist of acquired technology and patents. These assets are amortized over their estimated useful lives using the straight-line method, generally ranging from three to ten years.

7. Stock-Based Compensation:

The Company recognizes stock-based compensation expense based on the fair value of stock options and other equity-based awards granted to employees and non-employees.

8. Income Taxes:

The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and tax bases of assets and liabilities.

9. Subsequent Events:

The Company evaluates events occurring after the balance sheet date through the issuance date of the financial statements for potential recognition or disclosure in the financial statements.

The Otaigbe Group

+1 703 (368) 4000

anthony@otaigbe.com

www.otaigbe.com
9720 Capital Court Suite #100
Manassas, VA 20

Independent Accountant's Review Report

The Board of Directors
Marion Surgical Inc.
8 The Green, STE R
Dover, DE

We have reviewed the accompanying financial statements of Marion Surgical Inc. which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the year ended 2022 , and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Marion Surgical Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

03/01/2023

"Unaudited"

Marion Surgical Inc.
Balance Sheet
As of December 31st, 2022

	Total
ASSETS	
Current Assets	
Cash	24
Total Cash	**24**
Total Current Assets	**24**
TOTAL ASSETS	**24**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	17,245
Total Long-Term Liabilities	**17,245**
Total Liabilities	**17,245**
Equity	
Retained Earnings	17,269
Net Income	27
Total Equity	**17,296**
TOTAL LIABILITIES AND EQUITY	**34,541**

Marion Surgical Inc.
Profit and Loss
For the Year Ended December 31st, 2022

	Total
Revenue	
Sales Revenue	972
Total Revenue	**972**
Expenses	
Payroll Expenses	348
Bank Charges	12
Professional Fees	585
Total Expenses	**945**
Net Income	**$ 27**

"Unaudited"

Marion Surgical Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2022

	Common Stock				
	# of Shares	Amount	Additional Paid-in capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2021	5,000	$ -	$ -	$ 17,269	$ 17,269
Issuance of common stock in connection with anti-dilution rights		$ -	$ -	$ -	$ -
Stock-based compensation - vested stock options	0	$ -	$ -	$ -	$ -
Net Income		$ -	$ -	$ -	$ -
Balance at December 31, 2022	5,000	$ -	$ -	$ 17,269	$ 17,269

Marion Surgical Inc.
Statement of Cash Flows
For the Year Ended December 31st, 2022

	Total
OPERATING ACTIVITIES	
Net Income	27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Reclass of Intracompany Loan to Notes Payable	(2,210)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(2,210)**
Net cash provided by operating activities	**(2,183)**
FINANCING ACTIVITIES	
Notes Payable	1,105
Net cash provided by financing activities	**1,105**
Net cash increase for period	**(1,078)**
Cash at beginning of period	1,102
Cash at end of period	**$ 24**

Notes to the Financial Statements

1. Nature of Operations:

COQUI 3D, INCORPORATED (the "Company") is a Delaware corporation incorporated on August 14th, 2015. The Company specializes in utilizing virtual reality technology to develop surgical simulators aimed at enhancing surgical training practices. Its primary objective is to improve the efficiency and efficacy of surgical training through immersive and realistic simulations. On April 18th, 2018, the Company's name was legally changed to Marion Surgical Inc.

2. Significant Accounting Policies:

The financial statements of Marion Surgical Inc. have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America. The significant accounting policies followed by the Company include:

- Revenue Recognition: The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.
- Property and Equipment: Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives.
- Intangible Assets: Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method.
- Stock-Based Compensation: The Company recognizes stock-based compensation expense for stock options and other equity-based compensation plans based on fair value at the date of grant.

3. Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

4. Revenue Recognition:

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company primarily generates revenue from the sale of its surgical simulators, maintenance contracts, and related services.

5. Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

6. Intangible Assets:

Intangible assets primarily consist of acquired technology and patents. These assets are amortized over their estimated useful lives using the straight-line method, generally ranging from three to ten years.

7. Stock-Based Compensation:

The Company recognizes stock-based compensation expense based on the fair value of stock options and other equity-based awards granted to employees and non-employees.

8. Income Taxes:

The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and tax bases of assets and liabilities.

9. Subsequent Events:

The Company evaluates events occurring after the balance sheet date through the issuance date of the financial statements for potential recognition or disclosure in the financial statements.